September 1, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Donald Field

Re:	Galaxy Payroll Group Ltd
Amendment No. 5 to Registration Statement on Form F-1
Filed August 1, 2023
File No. 333-269043

Dear Mr. Fetterolf and Mr. Field,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 11, 2023 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Amendment No. 5 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 5 to Registration Statement on Form F-1 Filed August 1, 2023

Cover Page

1.	We note your response to comment 1, as well as your revised disclosure that "[b]ased solely on the documents and representations received from the Company, as of the date of this prospectus, nothing comes to the attention of the Company’s PRC Legal Advisor that suggests the Company meets both of the Article 15 Explicit Conditions for Filing". Your disclosure continues to be unclear as to whether you are relying upon your PRC Legal Advisor's opinion where you disclose that "we do not believe that this offering constitutes an “indirect overseas offering and listing”, or that we are not required to obtain the approval from or complete the filing with the CSRC pursuant to the Trial Administrative Measures for this offering . . . ." Revise to clarify whether you are relying on your PRC Legal Advisor's opinion as articulated in Exhibit 99.2 ("[b]ased on our understanding of the explicit provisions under PRC Laws, except as disclosed in the Registration Statement, and assuming no offer, issuance or sale of the Ordinary Shares has been or will be made directly or indirectly within the PRC, a prior approval from the CSRC is not required for the Offering.") To the extent you are relying upon counsel's opinion, also update the consent (included in the Exhibit 99.2 opinion) provided by your PRC Legal Advisor to a more recent date, as we note that such consent is dated December 28, 2022, so as to clarify that counsel is consenting to the reference to their name as it pertains to your discussion of the Trial Measures. In the alternative, to the extent that you are not relying on your PRC Legal Advisors, revise to state an opinion was not obtained and explain why you did not obtain an opinion from counsel regarding such matters.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page, pages 10 and 34 of the Amendment No. 6 to Registration Statement on Form F-1 (the “F-1/A No.6”) to reflect that it is not relying on its PRC Legal Advisers regarding such matters and the underlying reason. The Company has also included an updated PRC Legal Advisers’ opinion letter to reflect the reduced scope of the opinions.

Prospectus Summary

Recent Regulatory Developments in the PRC, page 11

2.	We note your response to comment 3, as well as your revised disclosure. Please disclose whether you have been denied any permissions or approvals that are required to operate your business. In this regard, your disclosure that "nor have we or our PRC subsidiary received or were denied such permissions or approvals by the PRC authorities" now appears limited to "permissions or approvals from the PRC authorities to offer the securities being registered to foreign investors."

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 32 of the F-1/A No.6.

Capitalization, page 50

3.	Please tell us how the pro forma as adjusted additional paid-in capital line item reflects your deferred IPO costs as of December 31, 2022.

Response: Please note that the number under the pro forma as adjusted additional paid-in capital line reflected the correct number after subtracting the whole amount of deferred IPO cost as of December 31, 2022. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Index to Financial Statements, page F-1

4.	We note your filing includes audited financial statements that are older than 12 months. Since it appears this represents an IPO for your common shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: We have included a representation letter under Exhibit 99.7 to the F-1/A No.6 in reliance on Instruction 2 to Item 8.A.4.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.